Exhibit 23.5

CONSENT OF INDEPENDENT AUDIT FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 15 to Registration Statement (No. 333-158111) on Form S-11 of our reports with respect to: 1) the consolidated balance sheets of Wellington Healthcare Services, LP and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, partners’ equity and cash flows for each of the two years in the period ended December 31, 2011 and 2) the consolidated balance sheets of Wellington Healthcare Services, LP and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, partners’ equity and cash flows for each of the two years in the period ended December 31, 2010. We further consent to the reference to us under the heading “Experts” in the prospectus.

/s/ Bradley Associates, Inc.

Bradley Associates, Inc.

Indianapolis, Indiana

March 28, 2012